April 22, 2025

Udi Gilboa
Executive Chairman
Nasus Pharma Ltd.
Yigal Alon 65
Tel Aviv, Israel 6744317

       Re: Nasus Pharma Ltd.
           Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted April 16, 2025
           CIK No. 0002029039
Dear Udi Gilboa:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 28, 2025 letter.

Amendment No. 4 to Draft Registration Statement on Form F-1
Cover Page

1. Please revise to remove the statements under the heading "Study Data & Results" in your cover page graphic that claim or imply that NS002 is superior to an approved product. You may summarize data from clinical trials without claiming that your product candidate is superior to approved products. Please also revise to clarify that
       NS002 has yet to be approved and that it does not currently offer "a compact, simple, and needle free alternative for rapid epinephrine delivery."
 April 22, 2025
Page 2
Business
Research and Development, page 106

2. Please revise your pipeline table on page 107 to add separate columns for Phase 1 and
       Phase 2 clinical development so there are three clinical development columns. Revise the progress arrow for your NS002 program so it does not enter the pivotal trial column or through the entire Phase 2 column as your disclosure on page 106 states you have yet to complete two additional Phase 2 clinical trials. Please also remove the
       "NDA submission" column. You may disclose the anticipated next development step for your product candidates.
Exhibits

3. We note your response to prior comment 6. We further note your risk factor on page
       36 indicating that obtaining substitute components may be difficult or require you to re-design your products. In addition, your disclosure elsewhere in the prospectus indicates that Aptar provides services including studies and analytical services in connection with the developing of NS002 and that "Aptar has collaborated, supported and performed the development of [your] drug device program..." Please revise to file the Master Services Agreement and related schedules of work as exhibits to your registration statement.

        Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Eric Victorson, Esq.